Exhibit
12(a)

                             XEROX CREDIT CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (In Millions)

                         Three Months Ended
                             March 31,          Year Ended December 31,

                            1998   1997     1997    1996   1995   1994
1993


Income before income taxes $  32  $  32    $ 123   $ 123  $ 119  $ 147  $
154

Fixed Charges:
   Interest expense (2)
     Xerox debt                2      2        3       5      6      5
4
     Other debt               57     51      214     199    213    197
205
       Total fixed charges    59     53      217     204    219    202
209

Earnings available for
  fixed charges            $  91  $  85    $ 340   $ 327  $ 338  $ 349  $
363

Ratio of earnings to
  fixed charges (1)         1.54   1.60     1.57    1.60   1.54   1.73
1.74


(1) The ratio of earnings to fixed charges has been computed by dividing total earnings available for fixed charges by total fixed charges.

(2) Debt has been assigned to discontinued operations based on the net assets of the discontinued operations and the debt-to-equity ratios in accordance with the Company's guideline. Beginning in 1995, the amount of interest expense that would have been allocated to discontinued operations was insignificant and therefore is now being reported within continuing operations and included in the fixed charges. Discontinued operations consist of the Company's third party financing and real estate businesses.















(12)